UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise Drive

Aliso Viejo, CA 92656

(949) 221-7100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: U.S.$63,317.58

Form or registration no.: Schedule 14D-1F

Filing Party: Microsemi Corporation; 0916753 B.C. ULC

Date Filed: August 18, 2011

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(a) Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery. (1)

(b) Notice of Variation and Extension, dated September 22, 2011. (2)

(c) Notice of Extension, dated October 12, 2011.

Item 2.	Informational Legends

(a) See page iii of the Offers and Circular, dated August 17, 2011. (1)

(b) See page 1 of the Notice of Extension and Variation, dated September 22, 2011. (2)

(c) See page 1 of the Notice of Extension, dated October 12, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.

This document is important and requires your immediate attention. It should be read in conjunction with the Offers and Circular dated August 17, 2011, as amended by the Notice of Variation and Extension dated September 22, 2011. If you are in doubt as to how to deal with it you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made or directed to, nor will deposits of Zarlink Securities be accepted from or on behalf of Securityholders in any jurisdiction in which the making or acceptance of either or both of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Securityholders in any such jurisdiction.

October 12, 2011

NOTICE OF EXTENSION

by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

of its

OFFERS TO PURCHASE FOR CASH

all of the outstanding common shares and associated SRP Rights and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012

of

ZARLINK SEMICONDUCTOR INC.

at a price of

$3.98 in cash for each common share and $1,624.49 in cash per $1,000.00 principal amount of the 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 plus accrued and unpaid interest to the date such debentures are taken up under the Debenture Offer

All of the Zarlink Securities deposited to the Offers and not withdrawn as of 5:00 p.m. (Toronto time) on October 12, 2011, namely, 123,438,737 Zarlink Shares, representing approximately 96% of the outstanding Zarlink Shares, and $54,417,000 principal amount of Zarlink Debentures, representing approximately 87% of the outstanding Zarlink Debentures, were taken up and accepted for payment by the Offeror on October 12, 2011. The Offeror has extended the Offers in order to give remaining Securityholders the opportunity to deposit their Zarlink Securities to the Offers. See Section 2 of this Notice of Extension, “Recent Developments”.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Offers are being made for the securities of a Canadian issuer and the Offers are subject to Canadian disclosure requirements. Securityholders should be aware that such disclosure requirements are different from those of the United States. Without limiting the foregoing, financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Securityholders should be aware that the disposition of Zarlink Shares and Zarlink Debentures by them pursuant to the Offers may have tax consequences both in the United States and Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Canadian Federal Income Tax Considerations” and Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

        Securityholders in the United States should be aware that the Offeror, Microsemi or their respective affiliates, directly or indirectly, may bid for or make purchases of Zarlink Shares or Zarlink Debentures during the period of the Offer, as permitted by applicable Canadian Laws or provincial laws or regulations. See Section 12 of the Original Offers, “Market Purchases,” as amended.

The enforcement by Securityholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Depositary and the Information Agent named in the Original Offers or Circular may not be residents of the United States, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Securityholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Zarlink is incorporated under the Canada Business Corporations Act and that some or all of its officers and directors may be residents of Canada or other jurisdictions outside the United States.

0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), hereby gives notice that it is extending the period for acceptance of its offers dated August 17, 2011, (together, the “Original Offers”), as amended by the notice of variation and extension dated September 22, 2011 (the “First Notice of Variation and Extension”), to purchase, on and subject to the terms and conditions of the Offers (as defined in the Original Offers), all of the outstanding common shares (the “Original Share Offer”) of Zarlink Semiconductor Inc. (“Zarlink”), together with associated rights outstanding under the shareholder rights plan described in the Original Offers (the “SRP Rights”) (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”), including any Zarlink Shares that may become issued and outstanding after the date of the Original Offers but prior to the Expiry Time (as defined below), and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Original Debenture Offer”) of Zarlink (the “Zarlink Debentures”), from 5:00 p.m. (Toronto time) on October 12, 2011 to 5:00 p.m. (Toronto time) on October 24, 2011, unless the Offers are further extended or withdrawn by the Offeror (the “Expiry Time”).

THE OFFERS HAVE BEEN EXTENDED AND ARE NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON OCTOBER 24, 2011, OR SUCH LATER DATE OR DATES AS MAY BE FIXED BY THE OFFEROR UNLESS THE OFFERS ARE FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

This Notice of Extension should be read in conjunction with the First Notice of Variation and Extension, the Original Offers, the accompanying circular dated August 17, 2011 (the “Circular” and, together with the Original Offers, the “Original Offers and Circular”), and the associated letters of transmittal (collectively, the “Letters of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Original Offers and Circular and the Letters of Transmittal, the “Original Offer Documents”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer Documents, as amended by the First Notice of Variation and Extension, continue to be applicable in all respects. Unless the context otherwise requires, references in this document to the “Offers”, “Offers and Circular”, “Share Offer” and “Debenture Offer” mean respectively the Original Offers, the Original Offers and Circular, the Original Share Offer and the Original Debenture Offer, as amended or amended and varied by the First Notice of Extension and this Notice of Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings set out in the Original Offers and the Circular, as amended by the First Notice of Variation and Extension.

Securityholders who have validly deposited and not withdrawn their Zarlink Securities need take no further action to accept the Offers. Registered Shareholders who wish to accept the Share Offer must properly complete and duly execute the Letter of Transmittal (printed on yellow paper) or a facsimile thereof and deposit it, together with certificates representing their Zarlink Shares, in accordance with the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described under Section 3 of the Offers, “Manner of Acceptance — Procedure for Guaranteed Delivery”. Shareholders whose Zarlink Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Share Offer.

The Zarlink Debentures were issued in a “book-entry only” system. Therefore, if you wish to deposit all or a portion of your Zarlink Debentures under the Debenture Offer you must direct your CDS Participant to accept the Debenture Offer in the manner required by your CDS Participant. See Section 3 of the Offers, “Manner of Acceptance — Book-Entry Transfer”.

Questions and requests for assistance may be directed to Equity Financial Trust Company (the “Depositary”) or The Laurel Hill Advisory Group Company (the “Information Agent”). Contact details for such persons may be found on the last page of this document. Additional copies of the Original Offer Documents, the First Notice of Variation and Extension and this Notice of Extension may be obtained without charge on request from the Depositary or the Information Agent at their respective address shown on the last page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com and www.sec.gov.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the Laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offers to Securityholders in such jurisdictions.

The Offeror has not authorized anyone to provide any information or make any representation about the Offers or the Offeror, Microsemi or their affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offers or the Offeror, Mircosemi or their affiliates accompanying this document. Securityholders should not rely on any information or any representations regarding the Offers or the Offeror, Microsemi or their affiliates not contained in the Offers or in the documents accompanying the Offers.

Unless otherwise specifically indicated, the information contained in this document is given as of the date of this document, and the Offeror undertakes no duty to update any such information, except as required by applicable Law.

NOTICE TO HOLDERS OF OPTIONS

OR OTHER RIGHTS TO AQUIRE ZARLINK SECURITIES

The Offers are made only for Zarlink Securities and are not made for any Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities (other than SRP Rights). Any holder of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) who wishes to accept the Offers must, to the extent permitted by the terms of such securities and applicable Laws, exercise, convert or exchange, as applicable, such Zarlink Options, or securities convertible into Zarlink Securities or other rights to obtain Zarlink Securities (other than SRP Rights) and deposit certificates representing those Zarlink Securities under the Offers. Any such exercise, conversion or exchange must be sufficiently in advance of the Expiry Time to ensure that the holders of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) will have Zarlink Security certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offers, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If a holder of Zarlink Options does not exercise such Zarlink Options before the Expiry Time, such Zarlink Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition (defined in the Offers) or a Subsequent Acquisition Transaction (defined in the Offers), each Zarlink Option will represent only the right to receive the amount of cash which the holder of such Zarlink Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Zarlink Option immediately prior to such transaction. As disclosed to Microsemi and the Offeror, the Zarlink Board of Directors has accelerated the vesting of all Zarlink Options issued to directors, officers and employees to permit them to deposit Zarlink Shares issuable upon the exercise of the Zarlink Options to the Share Offer.

The income tax consequences to holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities are not described in the Circular. Any holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, convert or exchange, or not to exercise, convert or exchange their Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities prior to the Expiry Time or thereafter.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offers, in the First Notice of Variation and Extension and in this Notice of Extension are in Canadian dollars, unless otherwise indicated. On October 11, 2011, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$0.97.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notice of Extension, in the First Notice of Variation and Extension or in the Original Offers and Circular (as well as in oral statements or other written statements made or provided or to be made or provided by the Offeror or Microsemi) are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and the Offeror and Microsemi are under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTICE OF EXTENSION

This Notice of Extension should be carefully read in conjunction with the Original Offers and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, as amended by the First Notice of Variation and Extension and this Notice of Extension.

October 12, 2011

TO: THE SECURITYHOLDERS OF ZARLINK SEMICONDUCTOR INC.

By written notice to the Depositary given on October 12, 2011 and as set forth in this Notice of Extension, the Offeror extends the Original Offers and Circular, as amended by the First Notice of Variation and Extension, pursuant to which the Offeror offered to purchase all of the outstanding Zarlink Shares and all of the outstanding Zarlink Debentures, and including any Zarlink Shares that may become issued and outstanding after the date of the Original Offers but prior to the Expiry Time from 5:00 p.m. (Toronto time) on October 12, 2011 to 5:00 p.m. (Toronto time) on October 24, 2011.

Except as otherwise set forth in this Notice of Extension, the information, terms and conditions in the Original Offers and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, as amended by the First Notice of Variation and Extension, continue to be applicable in all respects.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Extension have the same meaning as in the Original Offers and Circular, as amended by the First Notice of Variation and Extension. The term “Offers” means the Original Offers, as expressly amended or supplemented by the First Notice of Variation and Extension and this Notice of Extension.

1.	EXTENSION OF THE OFFERS

The Offeror has extended the expiry time of the Original Offers, as amended by the First Notice of Variation and Extension, from 5:00 pm (Toronto time) on October 12, 2011 to 5:00 pm (Toronto time) on October 24, 2011, or such later date or dates as may be fixed by the Offeror (but in any case not beyond the Outside Date) unless the Offers are withdrawn or extended. Accordingly, the definition of “Expiry Date” in the Original Offers and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Date” means October 24, 2011 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers” (but in any case not beyond the Outside Date).

Section 2 of the Offers “TIME FOR ACCEPTANCE” is deleted in its entirety and replaced with the following:

“Each of the Offers is open for acceptance until the Expiry Time on the Expiry Date, being 5:00 p.m. (Toronto time) on October 24, 2011, or until such later time and date or times and dates to which any of the Offers may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers”, unless the Offers are withdrawn by the Offeror.”

In addition, all references to “5:00 p.m. (Toronto Time) on October 12, 2011” in the Original Offers and Circular and the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, each as amended by the First Notice of Variation and Extension and by this Notice of Extension, are amended to refer to “5:00 p.m. (Toronto time) on October 24, 2011”.

2.	RECENT DEVELOPMENTS

Take up and payment of Zarlink Securities

All of the Zarlink Securities deposited to the Offers and not withdrawn as of 5:00 p.m. (Toronto time) on October 12, 2011, namely 123,438,737 Zarlink Shares, representing approximately 96% of the outstanding Zarlink Shares, and $54,417,000 principal amount of Zarlink Debentures, representing approximately 87% of the outstanding Zarlink

Debentures, were taken up and accepted for payment by the Offeror on October 12, 2011. The Offeror has extended the Offers in order to give remaining Securityholders the opportunity to deposit their Zarlink Securities to the Offers.

Microsemi intends to acquire all remaining Zarlink Debentures not deposited to the extended Debenture Offer by redeeming such Zarlink Debentures for their principal amount plus accrued and unpaid interest to the date of redemption. A notice of redemption to such effect will be mailed by Zarlink to holders of Zarlink Debentures in the coming days. Holders of Zarlink Debentures are therefore strongly encouraged to deposit their Zarlink Debentures to the Debenture Offer prior to the new Expiry Time of 5:00 p.m. (Toronto time) on October 24, 2011 in order to receive the premium payable for the Zarlink Debentures under the Debenture Offer.

Following the expiry of the Offers, Microsemi intends to acquire all remaining Zarlink Shares not deposited under the Share Offer pursuant to a Compulsory Acquisition or other Subsequent Acquisition Transaction.

3.	MANNER OF ACCEPTANCE

Zarlink Securities may be deposited under the Offers in accordance with the provisions under “Manner of Acceptance” in Section 3 of the Offers.

4.	TAKE-UP OF AND PAYMENT FOR DEPOSITED ZARLINK SECURITIES

The Offeror will take up and pay for Zarlink Shares and Zarlink Debentures, duly and validly deposited pursuant to the Offers in accordance with the terms of the Offers, as amended by the First Notice of Variation and Extension and as further amended by this Notice of Extension and not withdrawn pursuant to Section 8 of the Original Offers, “Right to Withdraw Deposited Zarlink Securities”.

All conditions referred to in Section 4 of the Offers and Circular, “Conditions of the Offer”, as varied and amended by the First Notice of Variation and Extension have been fulfilled or waived as of 5:00 p.m. (Toronto time) on October 12, 2011. Accordingly, on October 12, 2011, the Offeror took up Zarlink Shares and Zarlink Debentures validly deposited under the Offers and not withdrawn. Any Zarlink Shares and Zarlink Debentures duly and validly deposited and not withdrawn after October 12, 2011 but prior to 5:00 p.m. (Toronto time) on October 24, 2011 will be taken up and paid for not later than 10 days after such Expiry Time.

5.	RIGHT TO WITHDRAW DEPOSITED SECURITIES

Except as otherwise provided in Section 8 of the Original Offers, “Right to Withdraw Deposited Zarlink Securities”, all deposits of Zarlink Securities pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable Laws, any Zarlink Securities deposited in acceptance of the Offers may be withdrawn at the place of deposit by or on behalf of the depositing securityholder:

(a)	at any time when the Zarlink Securities have not been taken up by the Offeror;

(b)	if the Zarlink Securities have not been paid for by the Offeror within three (3) Business Days after having been taken up; or

(c)	at any time before the expiration of ten (10) days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offers or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Securityholder to accept or reject such Offers (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of such Offers; or

(ii)	a notice of variation concerning a variation in the terms of such Offers (other than a variation consisting solely of an increase in the consideration offered for the Zarlink Securities where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) but only if such deposited Zarlink Securities have not been taken up by the Offeror at the date of the notice.

Securityholders should refer to Section 8 of the Offers, “Right to Withdraw Deposited Zarlink Securities” for details and a description of the procedures for exercising the right to withdraw Zarlink Securities under the Offers.

6.	AMENDMENTS AND VARIATIONS TO ORIGINAL OFFER DOCUMENTS

The Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, each as amended by the First Notice of Variation and Extension, shall be read together with this Notice of Extension, and amended to the extent necessary, in order to give effect to the amendments and supplements set forth in this Notice of Extension. Except as otherwise set forth in or amended by this Notice of Extension, the terms and conditions of the Original Offers and the information in the Original Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offers and Circular, each as amended by the First Notice of Variation and Extension continue to be applicable in all respects.

7.	OFFEREES’ STATUTORY RIGHTS

Securities legislation of the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisors.

APPROVAL AND CERTIFICATE OF 0916753 B.C. ULC

Dated: October 12, 2011

The contents of the Notice of Extension, together with the Original Offers and Circular and the First Notice of Variation and Extension, have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of 0916753 B.C. ULC

The Notice of Extension, together with the Original Offers and Circular and the First Notice of Variation and Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

0916753 B.C. ULC

(Signed) JAMES J. PETERSON	(Signed) STEVEN G. LITCHFIELD
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) DAVID GOREN	(Signed) JOHN M. HOLTRUST
Director	Director

APPROVAL AND CERTIFICATE OF MICROSEMI CORPORATION

Dated: October 12, 2011

The contents of the Notice of Extension, together with the Original Offers and Circular and the First Notice of Variation and Extension, have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of Microsemi Corporation.

The Notice of Extension, together with the Original Offers and Circular and the First Notice of Variation and Extension, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

MICROSEMI CORPORATION

(Signed) JAMES J. PETERSON	(Signed) JOHN W. HOHENER
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

On behalf of the Board of Directors

(Signed) THOMAS R. ANDERSON	(Signed) DENNIS R. LEIBEN
Director	Director

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Offers is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-mail: investor@equityfinancialtrust.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as Exhibits to this Schedule:

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. (1)

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

(1)	Previously filed with Bidders’ Schedule 14D-1F on August 18, 2011.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2011	MICROSEMI CORPORATION

	By:	/s/ John W. Hohener
Name: John W. Hohener
Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary

0916753 B.C. ULC

	By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint press release issued by Microsemi Corporation and Zarlink Semiconductor Inc. on September 22, 2011 (incorporated by reference to Exhibit 99.2 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on September 23, 2011).

1.2	Support Agreement, dated September 21, 2011, by and among 0916753 B.C. ULC, Microsemi Corporation and Zarlink Semiconductor Inc. (1)

1.3	Press release issued by Microsemi Corporation on October 11, 2011. (2)

1.4	Press release issued by Microsemi Corporation on October 13, 2011 (incorporated by reference to Exhibit 99.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 13, 2011).

1.5	Early Warning Report, dated October 13, 2011.

(1)	Previously filed with Bidders’ Schedule 14D-1F/A on September 26, 2011.
(2)	Previously filed with Bidders’ Schedule 14D-1F/A on October 11, 2011.